Filed by Telenor ASA
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.: 001-14522
TELENOR AND ALTIMO TO COMBINE INTERESTS IN VIMPELCOM AND KYIVSTAR
CNBC Interview (“Q”) with CEO Jon Fredrik Baksaas (“FB”)
Studio: One of the reasons we want to get out to Patricia is Norway’s Telenor shares today have transitioned downsides, it’s agreed to a $23b merger of its Russian and Ukrainian holdings with Russia’s Alfa Group, the new group will be listed in New York and will mark an end to a five year feud between the two companies, lets get more, Patricia is in Geneva with the head of Telenor:
Q: An incredible story of course to break and to be concluded just today before we do have the opportunity to talk to the CEO of Telenor about the deal, about the outcome as well and also about what sort of investment climate Russia actually offers. I am now joined by Jon Fredrik Baksaas, and he is the CEO of Telenor. Fredrik, thanks very much for being here and congratulations on this long standing corporate war that was waged between Telenor and also VimpelCom or Alfa Group in Russia. Tell me a little bit about how relieved you are and also about what you learned from this.
FB: This has been a period of discussions for quite some time, and we now find an alignment on strategies, we found a new platform for how to co-operate in a new phase, and we are very much looking forward to creating VimpelCom Ltd. the way we announced it yesterday in such a way in which we can capitalize on with very good capabilities that both VimpelCom in Russia and Kyivstar in Ukraine, both that they are very good operators and now they will combine efforts in becoming a new emerging market player.
Q: Yeah, absolutely, what is interesting, of course, you were also talking to the Russian President, you were talking to Mr Putin, as well, about the deal. How much influence do you actually feel and support is needed in terms of any kind of investment outside your market maybe in an emerging market, developing market, is actually needed for a deal to not result in a five to six year corporate war?
FB: Well, it’s always important to relate to governments of any country and in that sense Russia is not any special case, but on the other side this is a transaction between business partners, it’s based on commercial terms, we found a new platform and how to sort of move forward and that’s the most important aspect of it.
Q: Now, Unitech Wireless is also an investment in emerging markets in India and I wonder in terms of revenue development, revenue momentum, how much are you actually focusing at the moment on emerging markets and how far is Telenor’s technology to cope with their specific needs locally?
FB: Telecoms is a very interesting industry. When the financial crisis struck in full towards the of 2008 and into 2009, we believed that the resilience of the industry could be quite good. But still we have seen effects of non-growth or growth becoming flat or even negative in some markets. That means that the effect of the financial crisis also into our industry is visible. The other side of this is that we also carry pretty strong and very growth momentums, one is the sheer number of subscribers, which will grow, in particular in India, where penetration is probably double in two to three years and then you have mobile internet which is basically coming as a new important service and as a growth driver, so we are very optimistic on how we can address also the new format over the new economic scene in the world.
Q: In terms of wireless and fixed line, of course, wireless is the growth opportunity; however, you do need the fixed line infrastructure to be developed. In terms of investments how much are you actually envisaging to put into this kind of infrastructure investment?
FB: That is significant amount in any kind of market and it is also a long term investment. In the Indian project for Telenor, Unitech Wireless which will now be renamed to Uninore, is an example of how that long term investment horizon plays out, where we are in the sitting three years before they break even and even five years before the cash flow breaks even. But still this is much shorter than what it used to be 10 years ago because then the investment horizons were even longer.
Q: Great stuff. Thanks very much for your time.
FB: Thank you.
Q: That was Jon Fredrik Baksaas, he is the CEO of Telenor.
END OF INTERVIEW

Forward-Looking Statements
This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor ASA’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) or Closed Joint Stock Company “Kyivstar G.S.M.” may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor ASA expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.
Additional Information
This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. Neither Telenor ASA nor any of its affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADSs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.
Telenor ASA intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the

SEC when they become available. TELENOR ASA URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.
OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.